Mr. Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re:	The Interpublic Group of Companies, Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed February 28, 2007 File No. 1-06686
Dear Mr. Spirgel:
Thank you for your April 16, 2007 letter to Frank Mergenthaler. We acknowledge the Division’s comments contained in the letter. Below are our responses keyed to your comments.
STAFF “Based on your facts and circumstances, and given the subject matter of the review, it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate.”
COMPANY RESPONSE
The Company adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), in the third quarter of 2006. During the third quarter we identified past errors related to our accounting for equity-based compensation relating to the years 1996 through 2002. These were the only adjustments included in our initial SAB 108 adoption. We corrected these past errors through the use of the one-time cumulative effect adjustment permitted by SAB 108. The impact of the identified errors would have been a $26.4 million net charge on our third quarter 2006 and projected full year 2006 results, which was determined to be material. In addition, a materiality assessment (i.e. SAB 99 analysis) was performed relating to the years prior to fiscal 2006, which concluded, based on all relevant quantitative and qualitative factors, that these errors were not material to the applicable prior periods. In assessing the qualitative factors we considered the results of an independent investigation and an internal investigation, which determined that there was no indication of fraud or illegal acts in connection with the accounting errors that warranted further inquiry. Please note that, if the errors had been determined to be material to prior years, the same amount of $26.4 million would have been reflected as an opening equity adjustment as of January 1, 2003, because the errors originated in the years 1996 through 2002, and the income statements for the periods 2003 through 2005 would have been unaffected in connection with these adjustments.
SAB 108 states that “correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.” This is consistent with Chief Accountant Conrad Hewitt’s letter dated September 19, 2006 (the “Hewitt Letter”), which specifically addresses the issues and applicable accounting guidance relating to errors in accounting for grants of stock options to employees and others. This letter states that “no amendment of previously filed reports is necessary to correct prior financial statements for immaterial errors. Such corrections, if necessary, may be made the next time the registrant files the prior financial statements.” Rather than amending prior financial statements in conjunction with the filing of our 2006 Form 10-K, in accordance with SAB 108, the Company elected to initially apply SAB 108 as a cumulative effect adjustment in the quarter ended September 30, 2006.
Based on these facts and circumstances, and based on the guidance available at that time, given that the effect of correcting the errors would have materially impacted our 2006 financial statements, our judgment was that we should apply the cumulative effect adjustment method of initially adopting SAB 108. As a result, a $26 million charge to accumulated deficit, a $23 million credit to additional paid-in capital and a $3 million credit to other non-current liabilities were recorded effective January 1, 2006.
STAFF “Please provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Be sure to include the errors related to the out-of period adjustments in Note 21, as well as those related to the stock-option grants.”

COMPANY RESPONSE
Management assessed the materiality of all adjustments to evaluate whether previously issued financial statements needed to be restated. The analysis included herein summarizes the combined impact on 2006 and prior years of the adjustments related to the errors in accounting for stock options, as well as the out-of-period adjustments recorded during 2006 discussed in Note 21 and those recorded in the fourth quarter of 2005 noted in Note 22.
As part of the assessment, the Company considered the concepts in Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”, as well as the factors included in SAB No. 99 (listed below and evaluated), to determine whether or not the adjustments were qualitatively or quantitatively material to prior period financial statements and how these adjustments should be presented and disclosed in the consolidated financial statements. In addition, management also considered the guidance in SAB 108, as well as the Hewitt Letter. The Company advises the Staff that it has historically used the iron-curtain method for assessing errors.
QUANTITATIVE ASSESSMENT
The tables below reflect the impact of the adjustments on both a rollover and iron-curtain basis from 2004 through 2006 (i.e. periods presented in the Company’s most recent Form 10-K). The rollover method reflects a reversal of the adjustment in the year it was corrected (i.e. 2006 or 2005) and the recording of the adjustment in the year the error originated (i.e. 2005 and prior). The iron-curtain method reflects the aggregate uncorrected error at the end of each respective period.

Rollover Method

	Year ended December 31, 2006				Year ended December 31, 2005				Year ended December 31, 2004
		Correcting				Correcting/
	As	Error			As	Originating			As	Originating
	Reported	(Notes 1 and 2)	If Adjusted	%	Reported	Error (Note 2)	If Adjusted	%	Reported	Error (Note 2)	If Adjusted	%
Revenue	$6,190.8	$(6.1)	$6,184.7	(0.1%)	$6,274.3	$21.2	$6,295.5	0.3%	$6,387.0	$5.8	$6,392.8	0.1%

Salaries and related expenses	3,944.1	(5.6)	3,949.7	(0.1%)	3,999.1	4.8	3,994.3	0.1%	3,733.0	1.2	3,731.8	0.0%

Office and general expenses	2,079.0	6.5	2,072.5	(0.3%)	2,288.1	2.1	2,286.0	0.1%	2,250.4	(1.5)	2,251.9	(0.1%)

Operating income (loss)	106.0	(5.4)	100.6	(5.1%)	(104.2)	23.0	(81.2)	22.1%	(94.4)	6.4	(88.0)	6.8%

Pre-tax loss from continuing operations	(5.0)	(2.1)	(7.1)	(42.0%)	(186.6)	26.4	(160.2)	14.1%	(267.0)	5.8	(261.2)	2.2%

After-tax loss from continuing operations	(36.7)	(4.5)	(41.2)	(12.3%)	(271.9)	(0.2)	(272.1)	(0.1%)	(544.9)	19.1	(525.8)	3.5%

Iron Curtain Method

	Year ended December 31, 2006				Year ended December 31, 2005				Year ended December 31, 2004
						Correcting				Correcting
	As	Correcting			As	Error			As	Error	If
	Reported	Error	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	Adjusted	%
Revenue	$6,190.8				$6,274.3				$6,387.0

Salaries and related expenses	3,944.1				3,999.1				3,733.0

Office and general expenses	2,079.0				2,288.1				2,250.4

Operating income (loss)	106.0				(104.2)	$(36.8)	$(141.0)	(35.3%)	(94.4)	$(59.8)	$(154.2)	(63.3%)

Pre-tax loss from continuing operations	(5.0)				(186.6)	(39.2)	(225.8)	(21.0%)	(267.0)	(65.6)	(332.6)	(24.6%)

After-tax loss from continuing operations	(36.7)				(271.9)	(22.6)	(294.5)	(8.3%)	(544.9)	(22.4)	(567.3)	(4.1%)

Note 1 — Adjustments noted above have been corrected from amounts reflected in Note 21 in Company’s 2006 Form 10-K

Note 2 — Credit adjustments are reflected without brackets

As shown above, on a rollover basis, the adjustments could be potentially quantitatively material on a “rule of thumb” basis (i.e. >5%) in connection with Operating income/loss for 2004 to 2006; Pre-tax loss from continuing operations for 2005 and 2006; and Net loss from continuing operations for 2006. On an iron-curtain basis, the adjustments exceed 5% for 2004 and 2005, except Net loss for 2004. For each of the years noted above the impact of the aggregate error (i.e. iron curtain) in any period was not significant on total stockholders equity. (Total stockholders equity – 2006 — $1.9 billion, 0% impact; 2005 — $1.9 billion, 1% impact; 2004 — $1.7 billion, 1% impact.) Furthermore, the impact on our key income statement line item captions (i.e. revenue, salaries and related expenses, and office and general expenses, as described below) is less than half a percentage point. SAB 99 states, “the use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The Staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.”
QUALITATIVE ASSESSMENT
The remaining analysis addresses whether the impact of the errors is qualitatively material to the current and prior years so as to warrant amending previously filed reports (i.e. restatement). SAB 99 states that “magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.” The items discussed below represent qualitative factors from SAB 99 that must be considered when evaluating potential misstatements.
Given that the Company has underperformed the market and is emerging from an extended period of reorganization (i.e. turnaround), which has included several years of low and negative earnings, standard investor valuation metrics based on current earnings measures (e.g., operating income, net income, and earnings per share) do not have the same interpretation as in the “healthy” company context. As a result, qualitative factors take on even more prominence.
Background
At December 31, 2000, the Company was one of the world’s largest marketing communications and marketing services company. Beginning in 2001, we entered a period of market share erosion, high senior management turnover, large client defections, acquisition integration issues and increased professional fees. This period marked the Company’s divergence from competitive growth rates and industry benchmarks.
The Company went from $710 million of Operating income, $323 million of Net income from continuing operations with a 15% revenue growth rate in 2000 to an Operating loss of $365 million, a Net loss from continuing operations of $610 million and revenues down 4% in 2001. This dramatic change in just 12 months represents a swing of approximately one billion dollars in both operating and net income. In response to the mounting losses during 2001, the Company announced a major multi-year reorganization, restructuring and integration plan. The Chairman’s Letter to Shareholders published in our 2001 Annual Report described 2001 as, “A year that saw us undertake the most sweeping reorganization in the Company’s history, focused on delivering an integrated marketing offering to all of our clients while simultaneously streamlining our operations.” The year 2000 was the last year the Company reported income from continuing operations. Since 2001, we have disposed of certain of our non-core and under-performing businesses, improved our product offerings, made significant investments in our talent and system infrastructure, incurred significant severance costs and had large asset impairments. Our Net loss from continuing operations has narrowed from $610 million in 2001 to $37 million in 2006.
I. The adjustments are not material to key performance metrics.
During this period since 2001, as a result of depressed earnings from operations, and the significant impact of charges associated with our turnaround efforts on the level and volatility of earnings, our internal benchmarks, as well as those of analysts and shareholders, have converged on whether reported results demonstrate progress towards our turnaround objectives (e.g. achieving competitive organic revenue growth and double-digit operating margin by 2008).
Accordingly, the charts and analyses we present each period to our shareholders and analysts to assess the Company’s turnaround progress emphasize trends, among other things, in key performance metrics, focusing on revenue and our two principal operating expense lines, as follows:
•	Reported and organic change in Revenue

•	Reported and organic change in Salaries and Related expenses

•	Reported and organic change in Operating and General expenses
We believe that while our identified adjustments may have a relatively large percentage impact on operating income/loss and pre-tax and net losses in some prior periods due to our narrowing losses, as we progress in our turnaround, they are not material to the key performance metrics noted above or to our investors and analysts. The table above supports that belief.
II. The adjustments are not qualitatively material to investor perception of the pace of progress of our turnaround
Our turnaround has been clearly communicated as a multi-year program, beginning from a depressed level of earnings. During the years in question, our management has asserted repeatedly, and we believe it is generally accepted, that some volatility of results should be expected, and is normal, in the turnaround of a global professional services company. The incremental change due to the adjustments is within the scope of such normal volatility, and would not add materially to investor perception of earnings volatility.
III. The adjustments would not materially impact a discounted cash flow analysis of our stock’s value — a widespread and fundamental investor approach to value our stock
Under the usual discounted cash flow valuation, due to our depressed level of current earnings, a disproportionately small portion of the cumulative present value of our cash flows is in the current year for all years considered. Given this small base, percentage variations in current operating results that may even exceed the “rule of thumb” percentage threshold may not be significant to most investors and analysts, as they do not materially alter the DCF valuation. Such current period changes, in order to have a material impact, would have to constitute a fundamental break in trend that would give rise to material changes in expectations of future financial performance (future cash flows). As the table above shows, we do not believe that the adjustments can be reasonably interpreted as a fundamental break.
With this background providing the context and framework, we analyzed each of the qualitative factors outlined in SAB 99 as follows:
A misstatement that changes a loss into income or vice versa.
None of the adjustments individually (i.e. rollover), or in the aggregate (i.e. iron-curtain), would change operating income to a loss or vice versa; nor would they change pre-tax or after-tax losses to income for any of the years these adjustments impacted.
The effect of the misstatement on segment information.
The performance of our segments, IAN and CMG, is assessed based on operating income. The following table presents the operating income of IAN and CMG since 2002 as reported and reflecting the adjustments (in millions):

	2006	2005	2004	2003	2002
IAN – as reported	$391	$250	$577	$552	$551
IAN – if adjusted	385	274	587	548	551

CMG – as reported	52	53	84	56	48
CMG – if adjusted	53	56	82	54	48
As noted above the impact of the adjustments are not material to the segments’ results or the trend of results.

Whether the misstatement masks a change in earnings or other trends.
As the above graphs and following discussion demonstrate, the out-of-period adjustments and the stock option errors did not have the effect of masking changes in trends in our earnings. They had even less effect on the other metrics that our investors, as discussed above, have been following most closely during our turnaround.

For 2006, reducing Operating income from $106 million to $101 million following an Operating loss of $104 million (as reported or $81 million if adjusted) in 2005 would not change that significant trend of improvement. Similarly, increasing Pre-tax loss from $5 million to $7 million or Net loss from $37 million to $41 million would not change the trend of improvement from the 2005 $187 million Pre-tax loss (as reported or $160 million if adjusted) or $272 million Net loss (as reported and if adjusted). Given that the Company is undergoing a turnaround, and is essentially operating at a breakeven level at this point in its progress, we believe investors are more concerned with trends.
Similarly, for 2005, on a pre-tax basis, reducing the loss of $187 million to $160 million would not change the trend reflecting improvement in our Pre-tax losses from 2004 and 2003 which were $267 million ($261 million if adjusted) and $373 million ($380 million if adjusted), respectively. We reported an Operating loss of $104 million in 2005, fairly flat from the loss of $94 million in 2004. If adjusted, 2005 Operating loss would have been $81 million, again fairly flat from an if adjusted 2004 loss of $88 million.
Although not presented in the tables above, extending our discussion of trends to the additional years (see Attachment A) included in the Five Year Table in the Company’s 2006 Form 10-K would not affect the conclusions of our analysis. For 2003 the impact of correcting Operating loss by 22% would only increase the reported $32 million loss to $39 million, as compared to Operating income of $276 million (as reported or $271 million if adjusted) in 2002. We believe that these adjustments would have had no effect on an understanding of our business or trend of results. Similarly, the 23% increase in Net loss in 2002 from $15 million to $18 million preceded by a $626 million loss in 2001 and followed by a $640 million loss in 2003 would have had no effect on our trend of earnings.
On an iron-curtain basis there is no impact on 2006 as no error remains in the balance sheet at December 31, 2006. In 2005, we believe that increasing the Operating loss of $104 million to $141 million from a loss of $94 million in 2004 or increasing the Pre-tax loss from continuing operations from $187 million to $226 million from a loss of $267 million in 2004 would not impact a user’s understanding of our business or our trend of earnings. Similarly, increasing the 2004 Operating loss of $94 million to $154 million from a $32 million loss in 2003 or increasing the Pre-tax loss of $267 million to $333 million as compared to a $373 million loss in 2003 would not significantly impact trends. In 2003, adjusting Operating loss of $32 million to $98 million, although a significant percentage change, would not change the trend reflected in the significant decrease from the $276 million of Operating income in 2002. Additionally, increasing the reported after-tax loss of $15 million to $53 million in 2002 following a $626 million loss in 2001 and preceding a $640 million loss in 2003 would also have no impact on an investors understanding of our business or our trend of earnings.
The potential effect of the misstatement of the entity’s compliance with loan covenants, other contractual arrangements and regulatory provisions.
The adjustments would not have had any impact on IPG’s compliance with historical loan covenants or other contractual requirements. IPG was not in compliance with its loan covenants and as a result, all debt covenants related to periods through December 31, 2005 had been waived and amended with sufficient cushion for these non-cash adjustments. There were no significant covenants at December 31, 2006.
The misstatement has the effect of increasing management’s compensation, by satisfying the requirements for award of bonuses or other forms of incentive compensation.
Since 2001, most operating units missed operational targets for incentive compensation, so incentive compensation payments were discretionary and would not have been impacted by these adjustments.
In addition, no evidence was found indicating that the accounting errors were performed to misstate financial statements in order to impact incentive compensation.
The sensitivity of the circumstances surrounding the misstatement, for example, the implications of misstatements involving fraud and possible illegal acts, violations of contractual provisions, and conflicts of interest.
The Company’s Audit Committee conducted an independent investigation into the errors relating to stock options, with the assistance of independent counsel. The independent investigation found that there was no systematic pattern of selecting an exercise price based on the lowest stock price over the period preceding the grant, and that no current members of senior management engaged in misconduct relating to the grants. Management also conducted its own investigation into these errors. Based on these investigations, management believes that the circumstances surrounding the misstatements relating to options grants do not present considerations of sensitivity that bear on the analysis of materiality. In particular, the investigations determined that there was no indication of fraud or illegal acts in connection with the accounting errors that warranted further inquiry.
None of the other adjustments involved fraud or any illegal acts. They were merely errors in accounting judgment or oversights and were not intentional.

The significance of the misstatement or disclosure relative to known user needs, for example, earnings and earnings per share to public company investors or the effect of misstatements of earnings when contrasted with expectations.
The adjustments are too insignificant to have had any effect on meeting guidance or street expectations. Additionally, as discussed above, we do not believe these adjustments would impact an investor’s understanding of our business for any prior period. All of the key analysts following IPG that have recently either initiated coverage or changed their investment opinions, did so on the basis of their assessment of our turnaround potential. Given our Company’s recent history and the challenges it faces, some volatility in results is expected and generally does not pose a fundamental challenge to a reasonable analytical framework. Relatively small variations in reported current operating performance would not drive investor or analyst decisions.
In addition, in connection with our commitment to transparency in our financial statements the impact of all of these items has been fully disclosed in our 2006 Form 10-K, whether as part of the SAB 108 adjustment or as noted in Notes 21 and 22. Additionally, the 2005 Form 10-K included significant discussion and analyses regarding the impact of the 2005 out-of-period adjustments.
The definitive character of the misstatement, for example, the precision of an error that is objectively determinable as contrasted with a misstatement that unavoidably involves a degree of subjectivity through estimation, allocation, or uncertainty.
The errors that caused the misstatements are objectively determinable and are a result of material weaknesses in internal controls that IPG has previously disclosed.
Conclusion
In accordance with SAB 99, an assessment of materiality requires that all of the “surrounding circumstances” or the “total mix” be evaluated, including not only the size of the misstatement but also how users of the financial statements would view the item. This means that the qualitative as well as the quantitative factors need to be considered. As noted, we believe that these relatively small dollar adjustments have no effect on the trend of earnings, they do not turn a profit into a loss or vice versa, and they do not materially affect our operating segments. Additionally, we do not believe that the judgment of a reasonable person relying on our results to assess the Company’s performance or future prospects would have been changed or influenced if we had included these adjustments in the years they originated, especially given that the Company has been in an extended period of reorganization and is in a turnaround. As a result, we believe that the impact of these adjustments is not material to our prior years’ financial statements and we also believe that the 2006 out-of-period adjustments are not material to our current year’s financial statements.
In connection with the issuance of the 2006 Form 10-K, the conclusions were discussed with the Audit Committee, our independent registered public accounting firm and outside counsel, who concurred with the Company’s position.

STAFF “Finally, please provide additional detail with respect to the adjustments made to the employee grants after the grant date.”
COMPANY RESPONSE
As a result of the significant number of companies identifying issues with their stock option practices, the Company decided to conduct a review of its practices for stock option grants. At the Company’s recommendation, on September 8, 2006, the Audit Committee retained independent counsel to review the stock option practices related to the Company’s current and prior senior officers for a 10-year period beginning in 1996. The Company also performed a comprehensive accounting review that supplemented the review done by independent counsel. As disclosed in the Company’s Form 10-K for the year ended December 31, 2006, in connection with the reviews performed by independent counsel and the Company, the reviews determined, among other things, the following:
•	There was no systematic pattern of selecting an exercise price based on the lowest stock price over the period preceding the grant.

•	All grants made after 2002 were accounted for correctly.

•	There were certain deficiencies in the process of granting, documenting and accounting for stock options.

•	The date used to determine the exercise price for certain stock option grants made between 1996 and 2002 preceded the finalization of the approval process of those grants for accounting purposes. (Discussed in more detail below.)
•	Certain stock options were granted at prices inconsistent with the related stock option plans.
The most significant deficiencies the reviews identified were as follows:
•	In certain situations from 1996 through 2002, in connection with our broad based annual option grants, an exercise price for such options was set as of a specified date in the future. This date, however, preceded the final determination of the number of shares individual employees were to receive, which resulted in some grants being issued in-the-money, and some grants being issued out-of-the-money, as of the measurement date.

•	For certain annual grants, as well as numerous individual grants from 1996 through 2002, the date used for the exercise price was a date from an earlier period. In many cases, that earlier date was at or about the date of a prior meeting of the compensation committee or a management committee authorized by the compensation committee.

•	In addition, the review identified many grants from 1996 through 2005 for which not all of the relevant documentation could be located and, in some cases, no authorizing documentation could be located. However, in most of these instances, there was no indication, using all available relevant information that the grants were not appropriately accounted for.
Under applicable accounting standards prior to January 1, 2006, compensation expense should reflect the difference, if any, between an option’s exercise price and the market price of the Company’s stock at the measurement date, the point at which the terms and the recipients of the option grant are determined with finality. In some instances we incorrectly determined the measurement date for accounting purposes to be the date as of which the exercise price was set rather than the date the grants were finalized. As a result, compensation expense in the pretax amount of $40.6 million should have been recorded for the years 1996 through 2003.
In connection with its response to your comments on the Company’s 2006 Annual Report on Form 10-K, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Christopher F. Carroll
Senior Vice President, Controller
and Chief Accounting Officer

ATTACHMENT A
Rollover Method

																					Cumulative
																					2001 and
	Year ended December 31, 2006				Year ended December 31, 2005				Year ended December 31, 2004				Year ended December 31, 2003				Year ended December 31, 2002				Prior
						Correcting/
		Correcting				Originating				Originating				Originating				Originating			Originating
		Error				Error			As	Error			As	Error			As	Error			Error
	As Reported	(Notes 1 and 2)	If Adjusted	%	As Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	(Note 2)
Revenue	$6,190.8	$(6.1)	$6,184.7	(0.1%)	$6,274.3	$21.2	$6,295.5	0.3%	$6,387.0	$5.8	$6,392.8	0.1%	$6,161.7	(6.1)	$6,155.6	(0.1%)	$6,059.1	(2.8)	$6,056.3	0.0%

Salaries and related expenses	3,944.1	(5.6)	3,949.7	(0.1%)	3,999.1	4.8	3,994.3	0.1%	3,733.0	1.2	3,731.8	0.0%	3,501.4	0.1	3,501.3	0.0%	3,397.1	(0.1)	3,397.2	0.0%

Office and general expenses	2,079.0	6.5	2,072.5	0.3%	2,288.1	2.1	2,286.0	0.1%	2,250.4	(1.5)	2,251.9	(0.1%)	2,225.3	(0.6)	2,225.9	0.0%	2,248.3	(1.5)	2,249.8	(0.1%)

Operating income (loss)	106.0	(5.4)	100.6	(5.1%)	(104.2)	23.0	(81.2)	22.1%	(94.4)	6.4	(88.0)	6.8%	(31.9)	(6.9)	(38.8)	(21.6%)	275.8	(4.4)	271.4	(1.6%)	$(55.0)

Pre-tax income (loss) from continuing operations	(5.0)	(2.1)	(7.1)	(42.0%)	(186.6)	26.4	(160.2)	14.1%	(267.0)	5.8	(261.2)	2.2%	(372.8)	(7.6)	(380.4)	(2.0%)	115.8	(6.1)	109.7	(5.3%)	(57.7)

After-tax loss from continuing operations	(36.7)	(4.5)	(41.2)	(12.3%)	(271.9)	(0.2)	(272.1)	(0.1%)	(544.9)	19.1	(525.8)	3.5%	(640.1)	(3.6)	(643.7)	(0.6%)	(14.8)	(3.4)	(18.2)	(23.0%)	(34.4)
Iron Curtain Method
																					Cumulative
																					2001 and
	Year ended December 31, 2006				Year ended December 31, 2005				Year ended December 31, 2004				Year ended December 31, 2003				Year ended December 31, 2002				Prior
						Correcting				Correcting				Originating				Originating			Correcting
		Correcting			As	Error			As	Error				Error			As	Error			Error
	As Reported	Error	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	As Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	(Note 2)
Revenue	$6,190.8				$6,274.3				$6,387.0				$6,161.7				$6,059.1

Salaries and related expenses	3,944.1				3,999.1				3,733.0				3,501.4				3,397.1

Office and general expenses	2,079.0				2,288.1				2,250.4				2,225.3				2,248.3

Operating income (loss)	106.0				(104.2)	$(36.8)	$(141.0)	(35.3%)	(94.4)	$(59.8)	$(154.2)	(63.3%)	(31.9)	$(66.3)	$(98.2)	(207.8%)	275.8	$(59.4)	$216.4	(21.5%)	$(55.0)

Pre-tax income (loss) from continuing operations	(5.0)				(186.6)	(39.2)	(225.8)	(21.0%)	(267.0)	(65.6)	(332.6)	(24.6%)	(372.8)	(71.4)	(444.2)	(19.2%)	115.8	(63.8)	52.0	(55.1%)	(57.7)

After-tax loss from continuing operations	(36.7)				(271.9)	(22.6)	(294.5)	(8.3%)	(544.9)	(22.4)	(567.3)	(4.1%)	(640.1)	(41.5)	(681.6)	(6.5%)	(14.8)	(37.9)	(52.7)	(256.1%)	(34.4)

Note 1 — Adjustments noted above have been corrected from amounts reflected in Note 21 in Company’s 2006 Form 10-K

Note 2 — Credit adjustments are reflected without brackets